Shareholder meeting results
(Unaudited)


May 15, 2007 meeting

A proposal to approve a new management contract between the fund and Putnam Investment Management, LLC was approved as follows:


Votes for 	Votes against 			Abstentions
8,429,921 	312,544 			158,141


All tabulations are rounded to the nearest whole number.